Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an invitation to purchase any securities or the solicitation of an offer to buy any securities pursuant to the Share Proposal, the Option Proposal or otherwise. This announcement does not constitute a solicitation/recommendation statement under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The transaction described below could result in the Company going private. The Company and the Offeror are filing today with the SEC a transaction statement on Schedule 13E-3, which filing will include the Scheme Document referred to below that, among other things, includes the information required to be disclosed by Rule 13e-3 under the US Securities Exchange Act of 1934. Investors are encouraged to read carefully the Schedule 13E-3 and the Scheme Document being filed today as it will contain important information about the transaction. Investors may view and download a copy of the Schedule 13E-3 at the SEC’s website at http://www.sec.gov.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

ASIACO ACQUISITION LTD.	ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(formerly named Modernday Limited)
(Incorporated in the British Virgin Islands with limited liability with registered number 1373477)	(Incorporated in Bermuda with limited liability) (Stock code: 1135)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

BY ASIACO ACQUISITION LTD.

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

and

DESPATCH OF SCHEME DOCUMENT AND

LETTER TO OPTIONHOLDERS

and

OTHER RELEVANT INFORMATION CONTAINED

IN THE SCHEME DOCUMENT

Financial Adviser to AsiaCo Acquisition Ltd.

Independent Financial Adviser to the Independent Board Committee of

Asia Satellite Telecommunications Holdings Limited

CLSA Equity Capital Markets Limited

Despatch of Scheme Document and Letter to Optionholders

The Scheme Document has been despatched to AsiaSat Shareholders on Monday, 19 March 2007. The Letter to Optionholders was despatched to Optionholders on the same day. The respective notices of the Court Meeting and the Special General Meeting of the Company to be held on Tuesday, 24 April 2007 are set out in the Scheme Document and were published in The Standard and Hong Kong Economic Times on Monday, 19 March 2007.

Recommendations of the AsiaSat Independent Board Committee

The Scheme Document contains, among other things, a letter from the Independent Financial Adviser, giving its advice and recommendations to the Independent Board Committee on the Proposals, and a letter from the Independent Board Committee containing its advice to the Scheme Shareholders and the Optionholders in relation to the Share Proposal and the Option Proposal, respectively. Scheme Shareholders and Optionholders should consider carefully the recommendations of the Independent Board Committee and the factors, reasons and recommendations in relation to the Proposals set out in the letter from CLSA, the Independent Financial Adviser to the Independent Board Committee.

Closure of registers of members of AsiaSat

For the purpose of determining the entitlements of Scheme Shareholders to attend and vote at the Court Meeting and the entitlements of AsiaSat Shareholders to attend and vote at the Special General Meeting, the registers of members of AsiaSat in Bermuda and in Hong Kong will be closed from 4.30 p.m. on Friday, 20 April 2007 to Tuesday, 24 April 2007 (inclusive). During such period no transfer of AsiaSat Shares will be effected.

Conditions of the Share Proposal and the Option Proposal

AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat should be aware that the implementation of the Proposals is subject to the satisfaction or waiver, as applicable, of the conditions as detailed in the Scheme Document, and so the Proposals may or may not become effective. Subject to all the conditions of the Proposals being fulfilled or waived, as applicable, the Scheme is expected to become effective on Monday, 7 May 2007. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 30 June 2007 (or such later date as the Offeror and the Company may agree or (to the extent applicable) as the Supreme Court may direct and as may be permitted by the Takeovers Code) and provided that such extended date shall not be beyond 31 October 2007, and AsiaSat Shareholders will be notified accordingly by press announcement. The Option Proposal is subject to and conditional upon the Scheme becoming effective and binding.

Certain Projections

AsiaSat Shareholders should note that certain projections were included in the Scheme Document by reason of the applicability of Rule 13e-3 of the Exchange Act to the Proposals and are not strictly in compliance with the disclosure requirements of Rule 10 and Rule 11 of the Takeovers Code.

Payment of Final Dividend

The final dividend for the financial year ended 31 December 2006 was declared by the Board subject to the following:

(i)	the amount of the final dividend shall not affect the Share Offer Price if the Scheme becomes effective and binding on or before 10 May 2007;

(ii)	the amount of the final dividend will be deducted from the Share Offer Price if the Scheme becomes effective after 10 May 2007;

(iii)	if the Scheme becomes effective and binding on or before 10 May 2007, the final dividend shall not be paid; and

(iv)	if the Scheme does not become effective, the dividend will be paid to shareholders of the Company on the register of members of the Company at 4:30 p.m. on 10 May 2007.

AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat are advised to exercise caution when dealing in AsiaSat Shares, ADSs and/or Options.

Reference is made to the joint announcement by AsiaSat and the Company dated 13 February 2007 (“Joint Announcement”). In the Joint Announcement it was announced that the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders for cancellation of the Scheme Shares to effect the privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act and informed the Board that it will make the Option Proposal to Optionholders for the cancellation of Outstanding Options in exchange for cash.

Terms defined in the composite document despatched to AsiaSat Shareholders on 19 March 2007 containing, among other things, details of the Scheme, (the “Scheme Document”) shall have the same meanings when used in this announcement unless the context otherwise requires.

DESPATCH OF THE SCHEME DOCUMENT AND LETTER TO OPTIONHOLDERS

The Scheme Document containing details of the Scheme was despatched to AsiaSat Shareholders on 19 March 2007. The Letter to Optionholders was despatched to Optionholders on the same day. The respective notices of the Court Meeting and the Special General Meeting to be held on Tuesday, 24 April 2007 are set out in the Scheme Document and were published in The Standard and Hong Kong Economic Times on 19 March 2007.

The Scheme Document contains, among other things, further details of the Proposals, the expected timetable, the explanatory statement of the Scheme as required under the Companies Act, information regarding the Offeror and the Group, the letters from the Board, the Independent Board Committee and the Independent Financial Adviser to the Independent Board Committee, a sample Letter to Optionholders, notice of the Court Meeting and notice of the Special General Meeting.

RECOMMENDATIONS OF THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising all three independent non-executive directors of the Company, namely Professor Chen Kwan Yiu Edward, Mr. Sze Tsai To Robert and Mr. James Watkins, has been appointed to advise Scheme Shareholders and Optionholders in respect of the Share Proposal, the Option Proposal and the Possible MGO Offers (if any). All the non-executive directors of the Company were nominated by either CITIC Group or SES, concert parties of the Offeror, and the Independent Board Committee therefore does not include the non-executive directors.

CLSA has been appointed by the Independent Board Committee as the independent financial adviser to advise the Independent Board Committee in connection with the Proposals and the Possible MGO Offers (if any). The Scheme Document contains, among other things, a letter from the Independent Financial Adviser giving its advice and recommendations to the Independent Board Committee on the Proposals.

Scheme Shareholders and Optionholders are urged to read and consider carefully the recommendations of the Independent Board Committee and the factors, reasons and recommendations in relation to the Share Proposal and the Option Proposal set out in the letter from the Independent Financial Adviser.

COURT MEETING AND SPECIAL GENERAL MEETING

The Court Meeting and the Special General Meeting are scheduled to be held at 10.00 a.m. and 10.30 a.m., respectively, on Tuesday, 24 April 2007 at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong. The Supreme Court has directed that the Court Meeting be held to consider and, if thought fit, to approve the Scheme (with or without modification). The Special General Meeting shall be held for the purpose of considering, and if thought fit, passing a special resolution to approve, among other things, the capital reduction arising as a result of the Scheme.

Notices of the Meetings were published in The Standard and in Hong Kong Economic Times on Monday, 19 March 2007 and are contained in the Scheme Document.

Further announcements will be made by the Company in relation to, among other things, the voting results of the Court Meeting and the Special General Meeting.

CLOSURE OF REGISTERS OF MEMBERS

For the purpose of determining entitlements of the Scheme Shareholders to attend and vote at the Court Meeting and the entitlements of AsiaSat Shareholders to attend and vote at the Special General Meeting, the registers of members of the Company in Hong Kong and Bermuda will be closed from 4: 30 p.m. (Hong Kong time) on Friday, 20 April 2007 to Tuesday, 24 April 2007 (inclusive). During such period no transfer of AsiaSat Shares will be effected. In order to qualify to vote at the Court Meeting and at the Special General Meeting, AsiaSat Shareholders should ensure that the relevant transfer documentation for their AsiaSat Shares is lodged with the registrar of the Company for registration in their names or in the names of their nominees before the closure of the registers of members of the Company. The registrar of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited which is located at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

ADS HOLDERS

ADS Holders cannot vote at the Court Meeting or the Special General Meeting directly but may use the ADS Voting Instruction Cards to instruct the ADS Depositary (as the registered holder of the AsiaSat Shares underlying the ADSs) on how to vote the AsiaSat Shares underlying their ADSs. Registered ADS Holders should complete, sign and return the ADS Voting Instruction Card as soon as possible but, in any event, so as to be received by the ADS Depositary no later than 5: 00 p.m. (New York time) on Tuesday, 17 April 2007. ADS Voting Instruction Cards returned by facsimile will not be accepted. If ADS Holders hold their ADSs through a financial intermediary, they must rely on the procedures of the financial intermediary through which they hold their ADSs if they wish to vote.

ADS Holders may also become AsiaSat Shareholders of record, and thereby have the right to vote at the Court Meeting and the Special General Meeting, by surrendering their ADSs for the purpose of withdrawal of the AsiaSat Shares underlying such ADSs in accordance with the terms of the ADS Deposit Agreement no later than 4: 30 p.m. (New York time) on Friday, 13 April 2007. ADS Holders seeking to become AsiaSat Shareholders of record will incur cancellation fees, taxes and other charges in connection with the exchange and withdrawal of their ADSs.

SPECIAL NOTICE TO US RESIDENTS

The Scheme Document contains disclosures complying with the requirements of Rule 13e-3 under the Exchange Act and Schedule 13E-3 promulgated thereunder. The Company and the Offeror will file a Schedule 13E-3 with the SEC that incorporates the Scheme Document by reference. The disclosures mandated by Rule 13e-3 contain important information and AsiaSat Shareholders and ADS Holders are urged to read the Scheme Document and Schedule 13E-3 carefully before casting any vote at (or providing any proxy in respect of) the Court Meeting or the Special General Meeting.

CONDITIONS OF THE PROPOSALS

AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat should be aware that the implementation of the Proposals is subject to the satisfaction or waiver, as applicable, of the conditions as detailed in the Scheme Document and thus the Proposals (and the Scheme) may or may not become effective. Subject to all the conditions of the Proposals being fulfilled or waived, as applicable, the Scheme is expected to become effective on Monday, 7 May 2007 (Bermuda time).

The Scheme will lapse if it does not become effective on or before 30 June 2007 (or such later date as the Offeror and the Company may agree or (to the extent applicable) as the Supreme Court may direct and as may be permitted by the Takeovers Code) and provided that such extended date shall not be beyond 31 October 2007 and AsiaSat Shareholders will be notified accordingly by press announcement.

EXPECTED TIMETABLE

The expected timetable for the Proposals is as follows:

Latest time to surrender ADSs to vote directly at the Meetings	4:30 p.m. on Friday, 13 April 2007 (New York time)

Latest time for receipt by the ADS Depositary of ADS Voting Instruction Cards from registered holders of ADSs (Note 1)	5:00 p.m. on Tuesday, 17 April 2007 (New York time)

Latest time for lodging transfers of AsiaSat Shares to qualify for entitlement to attend and vote at the Court Meeting and the Special General Meeting	4:30 p.m. on Friday, 20 April 2007

Register closed for determination of entitlements to attend and vote at the Court Meeting and the Special General Meeting (Note 2)	4:30 p.m. on Friday, 20 April 2007 to Tuesday, 24 April 2007 (both dates inclusive)

Latest time for receipt by the Registrar of Forms of Proxy in respect of:

Court Meeting (Note 3)	10:00 a.m. on Sunday, 22 April 2007

Special General Meeting (Note 3)	10:30 a.m. on Sunday, 22 April 2007

Suspension of dealings in AsiaSat Shares	9:30 a.m. on Tuesday, 24 April 2007

Court Meeting	10:00 a.m. on Tuesday, 24 April 2007

Special General Meeting (Note 4)	10:30 a.m. on Tuesday, 24 April 2007

Press announcement of the results of the Meetings in The Standard and Hong Kong Economic Times	Wednesday, 25 April 2007

Resumption of dealing in AsiaSat Shares	9:30 a.m. on Wednesday, 25 April 2007

Last day for dealing in ADSs	Friday, 27 April 2007

Last day for dealing in AsiaSat Shares	Friday, 27 April 2007

Latest date for exercise of Options under the Share Option Scheme	Friday, 4 May 2007

Latest time for lodging transfers of the Scheme Shares to qualify for entitlements under the Scheme	4:30 p.m. on Friday, 4 May 2007

Scheme Record Time	4:30 p.m. on Friday, 4 May 2007

Court hearing of the petition to sanction the Scheme	9:30 a.m. on Friday, 4 May 2007 (Bermuda time)

Register closed for determination of entitlements to qualify under the Scheme (Note 5)	4:30 p.m. on Friday, 4 May 2007 to Monday, 7 May 2007 (inclusive)

Press announcement of the results of hearing of the petition to sanction the Scheme in The Standard and Hong Kong Economic Times	Monday, 7 May 2007

Effective Date (Note 6)	Monday, 7 May 2007

Last day to accept the Option Proposal	Monday, 7 May 2007

Press announcement on Effective Date and withdrawal of listing in The Standard and Hong Kong Economic Times	Tuesday, 8 May 2007

Expected withdrawal of the listing of AsiaSat Shares on the Stock Exchange becomes effective (Note 7)	9:30 a.m. on Tuesday, 8 May 2007

Expected withdrawal of the listing of the ADSs on the NYSE becomes effective (Note 8)	9:30 a.m. on Tuesday, 8 May 2007

Cheques for cash payment under the Share Proposal and the Option Proposal to be despatched on or before	Thursday, 17 May 2007

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any change.

Notes:

1.	If you hold your ADSs through a financial intermediary, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

2.	The registers of members of the Company kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining the entitlements of the Scheme Shareholders to attend and vote at the Court Meeting and of AsiaSat Shareholders to attend and vote at the Special General Meeting. This book close period is not for determining the entitlements of Scheme Shares under the Scheme.

3.	Forms of Proxy should be lodged with the Registrar at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than the times and dates stated above or, in the case of the pink Form of Proxy in respect of the Court Meeting, it may be handed to the Chairman of the Court Meeting at the Court Meeting. Completion and return of a Form of Proxy for the Court Meeting or the Special General Meeting will not preclude an AsiaSat Shareholder from attending the relevant Meeting and voting in person. In such event, the returned Form of Proxy will be deemed to have been revoked.

4.	The Special General Meeting will be held at the scheduled time as stated above or as soon thereafter on the conclusion of the Court Meeting or after any adjournment of the Court Meeting.

5.	The registers of members of the Company kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6.	The Scheme will become effective when (a) it is sanctioned (with or without modification) by the Supreme Court and (b) an office copy of the order of the Supreme Court sanctioning the Scheme is delivered to the Registrar of Companies in Bermuda for registration. Registration is expected to take place on or around 10:00 a.m. Monday, 7 May 2007 (Bermuda time). Scheme Shareholders should note the Conditions of the Proposals set out in the Scheme Document.

7.	It is expected that the listing of AsiaSat Shares on the Stock Exchange will be withdrawn on or before Tuesday, 8 May 2007, being the first Trading Day after the Effective Date.

8.	Irrespective of the outcome of the Scheme, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

CERTAIN PROJECTIONS

At the November 2006 Board meeting, the Board was provided, as is customary on an annual basis, with a five-year business plan. The business plan was prepared and provided by the Company’s management before they were first advised of the Proposals.

The Company does not, as a matter of course, publicly disclose projections of future revenues, earnings or other financial performance. The projections as contained in the five-year business plan were not prepared with a view to public disclosure. They were included in the Scheme Document by reason of the applicability of Rule 13e-3 of the Exchange Act to the Proposals and are not strictly in compliance with the disclosure requirements of Rule 10 and Rule 11 of the Takeovers Code.

Neither the Company’s independent auditors nor any other independent accountants have examined, compiled or performed any procedures with respect to the financial information contained in the projections, nor have they expressed any opinion or given any other form of assurance with respect to the projections, the assumptions underlying the projections or the achievability of the projections.

Please refer to “Part VII — US Special Factors; 1.3.4 — Certain Projections” in the Scheme Document for further details.

PAYMENT OF FINAL DIVIDEND

The Board would like to bring to the attention of AsiaSat Shareholders that the final dividend for the financial year ended 31 December 2006 was declared by the Board subject to the following:

(i)	the amount of the final dividend shall not affect the Share Offer Price if the Scheme becomes effective and binding on or before 10 May 2007;

(ii)	the amount of the final dividend will be deducted from the Share Offer Price if the Scheme becomes effective after 10 May 2007;

(iii)	if the Scheme becomes effective and binding on or before 10 May 2007, the final dividend shall not be paid; and

(iv)	if the Scheme does not become effective, the dividend will be paid to shareholders of the Company on the register of members of the Company at 4:30 p.m. on 10 May 2007.

AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat should be aware that the implementation of the Proposals is subject to the satisfaction or waiver of the conditions as detailed in the Scheme Document and therefore the Proposals may or may not become effective. They are advised to exercise caution when dealing in AsiaSat Shares, ADSs and/or Options.

The Offeror and AsiaSat hereby remind their respective associates of the dealing restrictions under the Takeovers Code and to disclose their permitted dealings, if any, in any securities of AsiaSat.

Beneficial owners of AsiaSat Shares are strongly encouraged to exercise their rights to vote as outlined in the Scheme Document. If beneficial owners keep any AsiaSat Shares in a share lending programme, or think they might keep any AsiaSat Shares in a share lending programme, they are urged to recall any outstanding AsiaSat Shares on borrow to avoid market participants using borrowed stock to vote against the Share Proposal which could have a potentially destructive impact on the value of the AsiaSat Shares.

Persons acting as nominees or intermediaries are asked to inform any ultimate beneficial owners of AsiaSat Shares about the importance of exercising their vote by explaining to them how they may exercise their votes.

By order of the board of directors	By order of the Board
ASIACO ACQUISITION LIMITED	ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
Mi Zeng Xin and Ronald J. Herman, Jr.	Peter Jackson
Directors	Chief Executive Officer

Hong Kong, 19 March 2007

As at the date of this announcement, the board of directors of the Offeror comprises Mi Zeng Xin, Ronald J. Herman, Jr., Ju Wei Min, Ko Fai Wong, Nancy Ku and Mark Chen.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the AsiaSat Group) have been arrived at after due and careful consideration and there are no facts (other than those relating to the AsiaSat Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the AsiaSat Board comprises Peter Jackson and William Wade as executive directors, Mi Zeng Xin, Romain Bausch, Cynthia Dickins, Ding Yu Cheng, Mark Rigolle, Ju Wei Min and Ko Fai Wong as non-executive directors, and Chen Kwan Yiu Edward, Sze Tsai To Robert and James Watkins as independent non-executive directors.

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the AsiaSat Group only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (in relation to the information relating to the AsiaSat Group only) have been arrived at after due and careful consideration and there are no facts (in relation to the information relating to the AsiaSat Group only) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Please also refer to the published version of this announcement in The Standard.